SunAmerica Asset Management Corp.

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311

June 25, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: James O’Connor, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Specialty Series (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 39 to Registration Statement on Form N-1A
Securities Act File No. 333-111662
Investment Company Act File No. 811-21482

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Dianne E. O’Donnell, Esq., of Willkie Farr & Gallagher LLP, counsel to the Registrant, on May 28, 2013 regarding Post-Effective Amendment No. 39 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 39 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”).  The Amendment contains the prospectus and statement of additional information (“SAI”) for SunAmerica Income Explorer Fund (the “Fund”), a new series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I.             Prospectus

Comment 1:

The Staff notes that no fee is disclosed in the “Maximum Deferred Sales Charge (Load)” line item of the fee table for Class A shares. Accordingly, please delete footnote (1) of the fee table stating that purchases of Class A shares of $1 million or more will be subject to a contingent deferred sales charge (“CDSC”) on redemptions made within two years of purchase, as such disclosure is neither permitted nor required by Item 3 of Form N-1A. Moreover, because the CDSC only applies to a limited group of potential investors, this information properly belongs in the disclosure required by Item 12(a) of Form N-1A.

Response:

The Registrant respectfully declines to make the requested change. The Registrant believes that the current disclosure may be material to an investor’s investment decision and also notes that other fund complexes that have filed registration statements in accordance with the amended Form N-1A include similar disclosure as footnotes to their fee tables.(1)  In particular, the Registrant believes that it is appropriate for investors contemplating the purchase of shares to be aware of potential fees to which they may become subject as a result of an investment in the Fund. The footnote alerts shareholders of an important exception to the general fact that Class A shares lack a CDSC. Please also note that similar disclosure is included elsewhere in the Prospectus in accordance with Item 12(a) of Form N-1A.

Comment 2:	Please delete footnote (5) of the fee table as it repeats information in footnote (3) and, thus, is neither permitted nor required by Item 3 of Form N-1A.

Response:

The Registrant respectfully declines to make the requested change. The Registrant believes that the disclosure in footnote (5) is helpful to investors since it explains why Acquired Fund Fees and Expenses differ from the contractual expense limitations shown in footnote (3) of the fee table.

Comment 3:

The second sentence of the first paragraph of the subsection captioned “Fund Highlights — Principal Investment Strategies and Techniques of the Fund” states that the Fund “expects to gain exposure to a broad range of income-producing investments, including both fixed income and equity securities.” Please disclose what income producing investments, in addition to fixed income and equity securities, the Fund will invest in. See Item 4(a) of Form N-1A.

Response:

The Registrant respectfully submits that the current disclosure included in this subsection is consistent with Item 4(a) of Form N-1A. In particular, there is disclosure within other parts of this subsection which notes the types of investments that the Fund may invest in.

(1)  See, e.g., BlackRock Focus Growth Fund, Inc., Registration Statement filed on Form N-1A on December 28, 2012

(http://www.sec.gov/Archives/edgar/data/1097293/000089109212007711/e50299_485bpos.htm).

Comment 4:

The Staff notes that in the first paragraph of the subsection captioned “Fund Highlights — Principal Investment Strategies and Techniques of the Fund,” the Registrant refers to a “global dividend equity strategy,” but in the last sentence of the following paragraph, the Registrant refers to the “global equity dividend strategy.” Please make the disclosure consistent.

Response:	The Registrant has revised the disclosure to refer consistently to the “global dividend equity strategy.”

Comment 5:

In the second sentence of the subsection captioned “Fund Highlights — Principal Investment Strategies and Techniques of the Fund — Closed-End Fund Strategy,” the Staff notes that the types of securities held by the Closed-End Funds “may include, but are not limited to, … senior loan securities.” Given that that the disclosure in the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Senior Loans Risk” indicates that the Fund directly and through the Closed-End Funds will be investing in leveraged loans, and because variable rate loan securities are more commonly referred to as leveraged loans, please use the term “leveraged loans” in place of “senior loan securities.”

Response:	The Registrant respectfully declines to make the change requested by the Staff as it believes that the term “senior loan securities” is appropriate and consistent with industry norms.

Comment 6:

In the first sentence of the subsection captioned “Fund Highlights — Principal Investment Strategies and Techniques of the Fund — Closed-End Fund Strategy,” the Staff notes that the disclosure indicates that the “Closed-End Sleeve may also invest in Closed-End Funds that invest in equity and other income producing securities.” The Staff further notes that the second sentence of the disclosure indicates that the “types of securities held by the Closed-End Funds may include, but are not limited to, … equity securities.” Please replace the term “equity securities” with “common stock” in the second sentence to clarify the specific types of securities that the Fund will invest in.

Response:	The Registrant has revised the disclosure as requested.

Comment 7:

Please explain how the term “global” in the title of the “Global Dividend Sleeve” is not misleading given that this sleeve is not limited in the amount it can invest in any one country. Please also make clear that the sleeve is not limited with respect to how much of its allocated assets can be invested overseas.

Response:	The Registrant respectfully submits that use of the term “global” in the title of the “Global Dividend Sleeve” is not misleading. In accordance with its principal investment technique, the Global Dividend Sleeve will select annually approximately 50 securities from the Morgan Stanley Capital International All Country World Index (“MSCI ACWI Index”).  The description of the MSCI ACWI Index, which is included in the Glossary, notes, in part, that the index is designed to measure the equity market performance of 45 global developed and emerging markets, including the U.S.  Accordingly, the MSCI ACWI Index is a broad measure of global market performance and, given that the Global Dividend Sleeve will select its securities from this index, the Registrant believes that the use of the term “global” in the title of this sleeve is not misleading.  Moreover, while the Global Dividend Sleeve is not limited in the amount it may invest in any one country, it is anticipated that the sleeve will invest in both U.S. and foreign (non-U.S.) securities, including securities of emerging markets, and that the sleeve will be invested across a number of different countries.  The disclosure has been revised accordingly.

Comment 8:

In the first sentence of the second paragraph of the subsection captioned “Fund Highlights — Principal Investment Strategies and Techniques of the Fund — Global Dividend Equity Strategy,” the disclosure indicates that the Global Dividend Sleeve employs “in part” a value-oriented investment philosophy. Please clarify what part of the Global Dividend Sleeve is value-oriented or delete the reference to “in part.” It appears from the disclosure that the value orientation is part of a combination of factors used to select securities.

Response:

The Registrant respectfully declines to make the change requested by the Staff as it believes the current disclosure is appropriate. In particular, the next sentence of this paragraph describes the selection criteria used by the adviser in selecting securities for this sleeve, one of which is valuation.

Comment 9:

In the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Preferred Securities Risk,” disclose the fact that “hybrid preferred” stocks technically pay interest and not dividends and their tax treatment is different from regular preferred securities. In particular, hybrid preferred stocks generally do not qualify for the 15% tax on qualified dividends and the interest payments are fully taxable at the investor’s income tax rate.

Response:

The Registrant respectfully declines to add the disclosure requested by the Staff in this subsection as it believes the current disclosure is appropriate. However, the Registrant has added the following disclosure to the SAI in the section entitled “Dividends, Distributions and Taxes—Taxes”:

“Income accrued by the Fund from hybrid preferred securities will be treated by the Fund as interest income.  When distributed to shareholders, such income will be taxed at the ordinary income tax rates.”

Comment 10:

In the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Regulatory Risk,” please explain why the Fund would invest in certain preferred securities that may be adversely impacted by regulatory changes and further explain what types of preferred securities are being referred to in this disclosure.

Response:

The portfolio manager of the Preferred Sleeve will consider the potential impact of any regulatory changes in determining whether to purchase a particular preferred security, although this consideration will not necessarily prevent the portfolio manager from purchasing such preferred security. The intent of the disclosure is to alert investors to the fact that many issuers of preferred securities (including in particular hybrid preferred securities), such as banks, are in heavily regulated industries that may be impacted by the effects of future regulation.  The Registrant has revised the disclosure to further clarify this subsection.

Comment 11:	Please revise the second sentence of the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Interest Rate Fluctuation Risk,” as follows:

Thus, as interest rates rise, the prices of debt securities typically fall ~~and as interest rates fall, the prices of such securities typically rise~~.

Response:

The Registrant respectfully declines to make the changes requested by the Staff as it believes its current disclosure is appropriate. The Registrant believes that the current disclosure accurately describes this specific attribute of debt securities and that, despite the current low interest rate environment, it could be misleading not to include the applicable risk in a rising interest rate environment.

Comment 12:	Please revise the first sentence of the first paragraph of the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Credit Risk” as follows:

The Fund invests in fixed ~~income or~~ and variable rate debt securities and preferred securities with various credit ratings.

Response:

The Registrant respectfully declines to make the changes requested by the Staff as it believes its current disclosure is appropriate. In particular, there is disclosure throughout the Prospectus, including in the “Fund Highlights” and “Glossary” sections, that clearly states that floating rate preferred securities are a type of preferred security in which the Fund may invest.

Comment 13:	Please revise the first sentence of the second paragraph of the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Credit Risk” as follows:

The Fund may invest in “high yield (or “junk”) securities and leveraged loans, which are considered speculative.

Response:	The Registrant has revised the disclosure accordingly, except that the Registrant has used the term “senior loan securities” (not leveraged loans) consistent with Comment 5 above.

Comment 14:	Please revise the second sentence of the second paragraph of the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Credit Risk” as follows:

High yield securities and leveraged loans carry a substantial risk of default or they may already be in default.

Response:	The Registrant has revised the disclosure accordingly, except that the Registrant has used the term “senior loan securities” (not leveraged loans) consistent with Comment 5 above.

Comment 15:

In the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Credit Risk,” please state that junk bonds and leveraged loans are rated below investment grade. Please state the ratings of below investment grade securities used by several NRSROs. Please also state the lowest grade securities in which the Fund may invest, either directly or indirectly, or state that the Fund may invest in securities of any grade.

Response:

The Registrant has revised the disclosure as requested in the first two sentences of the Staff’s comment.  The Registrant respectfully declines to make the changes requested in the third sentence of the Staff’s comment as it believes its current disclosure is appropriate.  In particular, the Registrant submits that this subsection already discloses that the Fund invests in securities of various credit ratings.

Comment 16:	The Staff notes that if the Fund intends to concentrate its investments in the financial services sector, it must disclose this policy as required by section 8(b)(1) of the 1940 Act.

Response:	The Fund does not intend to concentrate its investments in any particular industry. Accordingly, the Fund has not disclosed a policy regarding concentration.

Comment 17:

The Staff notes that the trustees of the Trust have fiduciary duties that obligate them to protect the Fund from being overcharged for services provided to the Fund, including a duty to determine that fees for advisory and other services provided to the Fund are in addition to and not duplicative of fees paid for advisory and other services provided to the Closed-End Funds in which the Fund invests. Please disclose how the trustees of the Trust will discharge this duty to prevent the Fund being charged duplicative fees. In addition, please disclose in the fee table the cumulative advisory and other fees paid by the Fund and the underlying funds. Please explain to us how the Fund will satisfy the requirements of Section 12(d)(1)(A) of the 1940 Act with respect to its direct and indirect investments in underlying funds. Please also disclose whether the Fund may invest directly or indirectly in business development companies. If so, the Staff may have additional comments.

Response:

While the Registrant acknowledges that the Trustees are subject to certain fiduciary duties under applicable state and federal law, the Registrant does not believe that adding disclosure to the Amendment regarding the manner in which the Trustees review fees is appropriate. The Registrant respectfully submits that the Trustees will consider approval of the advisory and subadvisory agreements with respect to the Fund in accordance with Section 15(c) of the 1940 Act. Pursuant to Section 15(c), it is the duty of the Trustees to request and evaluate, and the duty of the adviser and subadviser to furnish, such information as may be reasonably necessary to evaluate terms of such agreements, which would include the compensation paid to the adviser and subadviser. In addition, disclosure of the material factors and the conclusions that formed the basis for the Trustees’ approval of the advisory and subadvisory agreements will be included in the Fund’s shareholder reports in accordance with Item 27(c)(6) of Form N-1A.

Please note that the Fund’s fee table includes an “Acquired Fund Fees and Expenses” (AFFE) line item, which estimates the fees and expenses to be incurred indirectly by the Fund as a result of investments in underlying funds. The Fund intends to comply with Section 12(d)(1)(F) of the 1940 Act and Rule 12d1-3 thereunder with respect to its investments in underlying funds.

The Fund has no current intention to invest directly or through the Closed-End Fund Sleeve in business development companies.

Comment 18:

In the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Exchange-Traded Fund Risk,” please also disclose that the Fund will incur three levels of fund expenses when it invests in closed-end funds that, in turn, invest in Exchange-Traded Funds (“ETFs”). Please explain where in the fee table the expenses of the ETFs that the Fund invests in indirectly will be disclosed.

Response:	The Registrant has added the following disclosure to this section in response to the Staff’s comment:

“To the extent that the Fund invests in an ETF through a Closed-End Fund, the Fund will indirectly bear its proportionate share of the management and other expenses that are charged by the ETF in addition to its proportionate share of the management and other expenses that are charged by the Closed-End Fund. Moreover, to the extent that the Fund invests in an ETF directly, the Fund will indirectly bear its proportionate share of the management and other expenses that are charged by the ETF in addition to the expenses paid by the Fund.”

The fees and expenses of the Closed-End Funds, which include the fees and expenses of any ETFs in which they invest, will be disclosed in the AFFE line item of the Fund’s fee table in accordance with Item 3 of Form N-1A.

Comment 19:

In the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Leveraged ETF Risk,” please disclose the extent to which it is anticipated that the Fund will invest in leveraged ETFs.

Response:

The Fund has no present intention to invest directly in leveraged ETFs. However, the Fund may indirectly invest in leveraged ETFs through the Closed-End Funds, although the extent of such indirect investment cannot be estimated.

Comment 20:

The Staff notes that because of mathematical compounding and because leveraged ETFs normally have a single day investment objective to track the performance of a multiple of an index, the performance of a leveraged ETF for periods greater than a single day is likely to be either greater than or less than the actual multiple of the index, even before accounting for the ETF’s fees and expenses. Compounding will cause longer term results to vary significantly from the stated multiple of the index, particularly during periods of higher index volatility. Please disclose this risk.

Response:	The Registrant has added disclosure to the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Leveraged ETF Risk” in response to the Staff’s request.

Comment 21:

In the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Real Estate Securities Risk,” please disclose that the Fund will incur a third level of fees when it invests in REITs through closed-end funds. Will the REITs in which the Fund invests, directly or indirectly, be registered investment companies or claim an exemption from registration under Section 3(c)(7) of the 1940 Act? If so, please confirm that their fees will be included in the AFFE line of the fee table. Will the REITs in which the Fund invests, directly or indirectly, claim an exemption from registration under Section 3(c)(5)(C) of the 1940 Act? If so, please confirm that their fees will be included in the “Other Expenses” line of the fee table. Otherwise, where the Fund invests in REITs indirectly, please explain to us how the fees of the REITs will be disclosed in the fee table. Please also disclose that to the extent the Fund invests in REITs, directly or indirectly, its distributions generally will be taxable as ordinary income (because they will come primarily from mortgage interest and rents), rather than being eligible for the 15% rate on qualified dividends.

Response:

The Registrant respectfully declines to add disclosure that the Fund will incur an additional level of fees when it invests in REITs through the Closed-End Funds. The Registrant believes that the disclosure already included in the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Closed-End Fund Risk,” that the Fund will indirectly bear its proportionate share of the management and other expenses that are charged by the Closed-End Funds, combined with the fact that the Fund will include an AFFE line item in the fee table in accordance with Item 3 of Form N-1A, provides the appropriate and required level of detail regarding the indirect fees to be incurred by the Fund.

The Registrant does not anticipate that the REITs in which the Fund may invest directly or through the Closed-End Funds will be registered investment companies or claim an exemption from registration as an investment company under Section 3(c)(7) of the 1940 Act, and any fees and expenses of REITs are not included in the AFFE line item of the fee table.

The Registrant respectfully submits that regardless of whether the REITs in which the Fund may invest directly or through the Closed-End Funds claim an exemption from registration as an investment company under Section 3(c)(5)(C) under the 1940 Act, the fees and expenses of such REITs would not be required to be included in the “Other Expenses” line item of the Fund’s fee table.

Finally, the following disclosure has been added relating to the anticipated tax treatment of REIT distributions:

“To the extent that the Fund invests directly or indirectly in REITs, distributions to shareholders from such investments will generally not qualify for taxation as qualified dividend income eligible for taxation at the reduced rates applicable to net long-term capital gains.”

Comment 22:

The Staff notes that the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Senior Loans Risk” has the wrong caption because the first sentence of the section indicates that the Fund may also invest in “other secured floating rate debt obligations.” Since these types of loans are generally referred to as “leveraged loans,” please rename the subsection “Fund Highlights — Principal Risks of Investing in the Fund — Leveraged Loan Risk.”

Response:	The Registrant respectfully declines to make the changes requested by the Staff as it believes the current caption is correct. Please also see the Registrant’s response to Comment 5 above.

Comment 23:

In the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Senior Loans Risk,” please disclose that leveraged loans are rated below investment grade (i.e., they are rated as junk securities) or would be so rated if they were rated. Please also disclose the lowest rating of the leveraged loans in which the Fund will invest, directly or indirectly. If the Fund may invest in leveraged loans of any rating, please disclose this intention.

Response:	The Registrant has revised the disclosure to include a discussion of senior loan securities.

Comment 24:

In the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Master Limited Partnerships Risk,” please disclose that the Fund will incur three levels of fund expenses when it invests in closed-end funds that, in turn, invest in Master Limited Partnerships (“MLPs”). Please explain to us where, in the fee table, the expenses of the MLPs that the Fund invests in indirectly will be disclosed. Because of the tax law treatment of publicly traded partnerships, please clarify whether the MLPs in which the fund is likely to invest, directly or indirectly, will be in the energy sector. An MLP is a publicly traded entity and in order for it to qualify for taxation as a partnership (rather than a corporation), at least 90% of its gross income each year must be “qualifying income” as defined in Section 7704(d). Qualifying income generally includes interest, dividends, real property rents and, most important for the MLP industry, income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil or products thereof), or the marketing of any mineral or natural resource (including fertilizer, geothermal energy and timber) or industrial source carbon dioxide, or the transportation or storage of certain alternative fuels. In addition, disclose specifically that the Fund will be subject principally to the risks of the energy sector as a result of its MLP investments.

Response:

The Registrant respectfully declines to add disclosure that the Fund will incur an additional level of fees when it invests in MLPs through the Closed-End Funds. The Registrant believes that the disclosure already included in the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Closed-End Fund Risk,” that the Fund will indirectly bear its proportionate share of the management and other expenses that are charged by the Closed-End Funds, combined with the fact that the Fund will include an AFFE line item in the fee table in accordance with Item 3 of Form N-1A, provides the appropriate and required level of detail regarding the indirect fees to be incurred by the Fund.

The Registrant had added disclosure that MLPs may be subject to risks associated with the energy sector.

Comment 25:

The subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Market Volatility and Securities Selection Risk” states that the Fund invests in “growth stocks.” The Staff notes that the subsection captioned “Fund Highlights — Principal Investment Strategies and Techniques of the Fund” does not discuss the Fund using a growth style of investing. Please either delete the reference to “growth stocks” or, if applicable, modify the Fund’s investment strategies to include a description of a growth style of investing.

Response:	The requested change has been made.

Comment 26:

In the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — International Investing Risk,” please revise the first sentence to clarify that the Fund may invest without limit in foreign securities directly and through the Closed-End Funds.

Response:	The requested disclosure has been added.

Comment 27:

Please delete the second paragraph of the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — International Investing Risk,” as the disclosure regarding emerging markets is duplicative of the disclosure contained in the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund — Emerging Markets Securities Risk” immediately below it.

Response:	The requested change has been made.

Comment 28:

In the subsection captioned “Shareholder Account Information — Opening an Account (Classes A and C) — Investment Through Financial Institutions,” the Staff notes that an authorized representative designated in the Prospectus cannot set an earlier cut-off time. See Rule 22c-1 of the 1940 Act. The Staff therefore requests that the Registrant explain the following statement included in this section: “Financial Institutions may also set deadlines for receipt of orders that are earlier than the order deadline of the Fund due to processing or other reasons.”

Response:

As described in the Prospectus, shares of the Fund will be sold through authorized dealers, brokers, financial advisors or other financial institutions (collectively, “Financial Institutions”). Such Financial Institutions may set deadlines for receipt of orders that are earlier than the order deadline of the Fund due to processing or other reasons and the Registrant believes this information is important to an investor. Accordingly, the Registrant believes that the current disclosure is appropriate.

Comment 29:

In the subsection captioned “Shareholder Account Information — Tax, Dividend, Distribution and Account Policies — Returns of capital can occur,” please provide disclosure about the situations where returns of capital may arise. Is this tax return of capital, which may be a temporary tax benefit to investors, or book return of capital, which would amount to a return of an investor’s investment net of fees which would be a detriment? Furthermore, please also explain the tax consequences of tax return of capital.

Response:	The Registrant has added the following disclosure to this section in response to the Staff’s comments:

“If the Fund were to distribute amounts in excess of its current and accumulated earnings and profits, such amounts would be considered a non-taxable return of capital to a Fund shareholder to the extent of such shareholder’s remaining basis and a taxable capital gain for amounts in excess of remaining basis. A non-taxable return of capital reduces a shareholder’s basis in the shareholder’s Fund shares, potentially increasing the gain realized or decreasing the loss realized upon redemption from the Fund.”

Comment 30:	In the subsection captioned “More Information About the Fund — Investment Strategies and Techniques,” the Staff observes that senior loan securities are not fixed income securities and, therefore, requests that the Registrant expand the disclosure in the second sentence of the first paragraph to include a reference to senior loan securities as a type of income-producing investment that the Fund may invest in.

Response:

The Registrant respectfully declines to make the change requested by the Staff as it believes the current disclosure is appropriate. In particular, the Registrant notes that fixed income and equity securities are intended to be the Fund’s main income-producing investments and the current sentence, which is a non-exhaustive description of the types of income-producing investments that the Fund may invest in directly and through the Closed-End Funds, is meant to convey this intention.

Comment 31:

In the subsection captioned “More Information About the Fund — Investment Strategies and Techniques — Preferred Sleeve,” please specifically define the term “debt securities” used in the last sentence of the first paragraph.

Response:	The Registrant respectfully declines to make the change requested by the Staff as it believes the current disclosure is appropriate.

Comment 32:	Please confirm that the Fund will not use derivatives for purposes other than hedging. Otherwise, the Staff will have additional comments.

Response:

The Fund does not presently intend to use derivatives for non-hedging purposes, except the Global Dividend Sleeve may invest in futures (as well as in short-term investments and ETFs) as part of efficient portfolio management. The Global Dividend Sleeve may invest in such instruments, including futures, in order to increase its investment exposure pending investment of cash by allowing the Fund’s cash assets to perform more like securities, while maintaining liquidity.

Comment 33:

In the subsection captioned “More Information About the Fund — Investment Strategies and Techniques — Closed-End Fund Sleeve,” please replace the term “senior loan securities” with “leveraged loan securities.”

Response:	The Registrant respectfully declines to make the change requested by the Staff as it believes the current disclosure is appropriate. Please refer to the Registrant’s response to Comment 5 above.

Comment 34:

The second sentence of the first paragraph in the subsection captioned “More Information About the Fund — Investment Strategies and Techniques — Closed-End Fund Sleeve” refers to equity securities as one of the types of securities that may be held by the Closed-End Funds. In addition to common stock, what other types of equity securities are being referred to here?

Response:

Please see the “Glossary” section of the Prospectus, which defines equity securities. Nonetheless, consistent with the Registrant’s response to Comment 6 above, the term “equity securities” in this sentence has been replaced with the term “common stocks,” as the Registrant believes that this revision provides more meaningful disclosure to shareholders regarding the types of securities that may be held by the Closed-End Funds.

Comment 35:

In the last paragraph of the subsection captioned “More Information About the Fund — Investment Strategies and Techniques — Closed-End Fund Sleeve,” please also reference the restriction on acquired fund sales loads pursuant to Section 12(d)(1)(F) and Rule 12d1-3 of the 1940 Act.

Response:

While the Registrant acknowledges the requirements of Section 12(d)(1)(F) and Rule 12d1-3 of the 1940 Act, it respectfully declines to make the change requested by the Staff as it believes the current disclosure is appropriate.

Comment 36:

Please explain how the Fund will satisfy the coverage requirements discussed in Investment Company Act Release 10666 (April 18, 1979) with respect to its futures contracts. With respect to forward foreign currency exchange contracts and futures contracts that are not contractually permitted or required to “cash-settle,” the Fund must cover its open positions by setting aside liquid assets equal to the contracts’ full notional value (less any margin posted), except that deliverable foreign currency exchange contracts for currencies that are liquid may be treated as the equivalent of “cash-settled” contracts. As such, the Fund may set aside liquid assets in an amount equal to the Fund’s daily marked-to-market (net) obligation (i.e., the Fund’s daily net liability if any) rather than the full notional amount under such deliverable forward foreign currency exchange contracts. In general, our position on currency exchange contracts and futures contracts is stated in Dreyfus Strategic Investing & Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987).

Response:

The Registrant acknowledges and confirms that any investments or transactions involving leverage in the context of Section 18 of the 1940 Act need to be made consistent with the coverage requirements of the 1940 Act and applicable SEC guidance. However, the Registrant does not believe that it is necessary to explicitly state in the Prospectus how the Fund will comply with the Staff’s asset segregation requirements or how the Fund’s segregation policies conform to the requirements of the sources cited in the Staff’s comments.

Comment 37:

In the last paragraph of the subsection captioned “More Information About the Fund — Investment Strategies and Techniques — Global Dividend Sleeve,” please explain the term “efficient portfolio management.”

Response:

The term “efficient portfolio management” means that the Global Dividend Sleeve may invest in short-term investments, futures and ETFs in order to increase its investment exposure pending investment of cash by allowing the Fund’s cash assets to perform more like securities, while maintaining liquidity. This additional disclosure has been added to the section.

Comment 38:

In the subsection captioned “More Information About the Fund — Additional Information about the Fund’s Risks — Credit Risk,” please explain the term “junk” in terms of its below investment grade investment rating.

Response:

The Registrant respectfully declines to make the change requested by the Staff as it believes the current disclosure is appropriate. In particular, high yield securities are defined in the “Glossary” section, which includes a reference to the fact that such securities are rated below investment grade or unrated securities determined to be of comparable quality.

Comment 39:

Please rename the subsection captioned “More Information About the Fund — Additional Information about the Fund’s Risks — Senior Loans Risk” to “More Information About the Fund — Additional Information about the Fund’s Risks — Leveraged Loan Risk.”

Response:	The Registrant respectfully declines to make the change requested by the Staff as it believes the subsection is named appropriately. Please also see the Registrant’s response to Comment 5 above.

Comment 40:

In the subsection captioned “More Information About the Fund — Additional Information About the Fund’s Risks — International Investing Risk,” please revise the first sentence as requested by the Staff to clarify that the Fund may invest without limit in foreign securities directly and through the Closed-End Funds.

Response:	The requested disclosure has been added.

II.            SAI

Comment 41:	Please define the term “concentrate” in subsection 2 of the section captioned “Investment Restrictions.”

Response:	The Registrant respectfully declines to make the change requested by the Staff as it believes the current disclosure is appropriate.

Should you have any questions concerning the above, please call the undersigned at 201-324-6378.

Sincerely,

/s/ John McLean
John McLean
Vice President